NEC

NEC Electronics Corporation
1753 Shimonumabe, Nakahara-ku, Kawasaki,
Kanagawa 211-8668, Japan



July 29, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

NEC Electronics Corporation
File Number 82-34733
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"). On June 16, 2003, NEC Electronics Corporation (the "Company") submitted an application for an exemption from the registration requirements of Section 12(g) of the Act that is available to foreign private issuers pursuant to Rule 12g3-2(b) under the Act. This document is being furnished in accordance with the undertakings in that application letter.

This document is furnished with the understanding that such document will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of such document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-44-435-1664.

Sincerely,





Hisashi Saito

Corporate Communications
NEC Electronics Corporation

BY Express Mail
Enclosures

NEWS RELEASE

NEC

Media Relations

Hisashi Saito / Sophie Yamamoto
NEC Electronics Corporation
+81 44-435-1664
press@necel.com

Investor Relations

Hiro Nakanishi / Yuko Kimoto / Yoshito Yahazu / Taro Kusakabe
NEC Electronics Corporation
+81 44-435-1664
ir@necel.com

NEC Electronics Reports Results for the First Fiscal Quarter Ended June 30, 2004

KAWASAKI, Japan, July 27, 2004 — NEC Electronics Corporation (TSE: 6723) today announced its consolidated financial results for the first fiscal quarter ended June 30, 2004.

I. Summary of Consolidated Financial Results

	Quarter Ended June 30, 2004			Quarter Ended June 30, 2003		Increase (Decrease)	
	Billion Yen	Million USD	% of Net Sales	Billion Yen	% of Net Sales	Billion Yen	% Change
Net sales	185.6	1,703	100.0	169.7	100.0	15.9	9.4
Operating income	15.2	140	8.2	11.9	7.0	3.3	27.3
Income before income taxes	14.3	131	7.7	9.5	5.6	4.8	50.5
Net income	8.7	80	4.7	6.0	3.6	2.6	43.4
Net income per share of common stock:	Yen	USD		Yen		Yen	% Change
Basic	70.20	0.64		60.44		9.76	16.1
Diluted	70.20	0.64		---			

	As of June 30, 2004		As of March 31, 2004	Increase (Decrease)	
	Billion Yen	Million USD	Billion Yen	Billion Yen	% Change
Total assets	853.6	7,831	741.5	112.0	15.1
Shareholders' equity	382.0	3,505	371.7	10.3	2.8

Notes

1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥109=U.S.$1.
2. All figures are rounded off to the nearest 100 million yen.
3. The consolidated financial statements of NEC Electronics are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
4. The figures for operating income shown above represent net sales minus the cost of sales, research and development, and selling, general and administrative expenses.

II. Business Results and Financial Condition

Overview of the First Quarter Ended June 30, 2004

In the quarter ended June 30, 2004 the global economy headed toward overall growth. The United States economy continued to grow steadily as consumer spending remained strong, influencing capital expenditures and employment. Economies in other regions improved for the most part as well. Asia and Europe were buoyed by the increased foreign consumption as a result of global economic growth. The Japanese economy continued to grow as well, backed by healthy exports, steady improvement in corporate earnings, capital expenditures, and consumer spending. The semiconductor market saw a significant increase in demand based on major growth in sales of personal computers and mobile handsets, and digital home appliances such as digital cameras, DVD recorders, and flat-screen televisions.

Summary of Consolidated Financial Results

	Quarter Ended June 30, 2004		Quarter Ended June 30, 2003	Increase (Decrease)
	Billion Yen	Million USD	Billion Yen	Billion Yen
Net sales	185.6	1,703	169.7	15.9
Operating income	15.2	140	11.9	3.3
Income before income taxes	14.3	131	9.5	4.8
Net income	8.7	80	6.0	2.6

Average Exchange Rates

	Quarter Ended June 30, 2004	Quarter Ended June 30, 2003
	Yen	Yen
U.S. dollar	110	119
Euro	133	131

NEC Electronics posted consolidated net sales of 185.6 billion yen for the quarter ended June 30, 2004, up 15.9 billion yen year on year. Although sales from our non-core consignment sales business decreased, this was offset by higher sales in system LSIs for digital consumer appliances such as DVD recorders and digital cameras, system LSIs for PC peripherals, and driver ICs for mobile handsets.

Consolidated operating income was 15.2 billion yen, a 3.3 billion yen increase year on year. The appreciation of the yen, and increased depreciation and amortization as a result of higher capital expenditures, were offset by strong semiconductor sales and the streamlining of expenses. Consolidated income before income taxes was 14.3 billion yen, up 4.8 billion yen, while consolidated net income was 8.7 billion yen, up 2.6 billion yen year on year.

The consolidated forecast for the fiscal year ending March 31, 2005 remains unchanged from the forecast announced on April 27, 2004.

Breakdown of Net Sales by End-Market Application

	Quarter Ended June 30, 2004		Quarter Ended June 30, 2003	Increase (Decrease)	
	Billion Yen	Million USD	Billion Yen	Billion Yen	% Change
Communications	41.1	377	35.8	5.3	14.8
Computing and peripherals	35.5	326	27.3	8.2	30.2
Consumer electronics	26.1	239	18.1	8.0	44.4
Automotive and industrial	25.3	232	22.9	2.4	10.5
Multi-market ICs	19.4	178	22.2	(2.8)	(12.6)
Discrete, optical, and microwave devices	31.8	291	29.9	1.8	6.2
Subtotal	179.1	1,643	156.2	23.0	14.7
Other	6.5	60	13.6	(7.1)	(52.3)
Total	185.6	1,703	169.7	15.9	9.4

Communications

Products *Semiconductors for broadband networking equipment including routers and mobile-phone base stations;* semiconductors for mobile handsets.

Net sales 41.1 billion yen (up 14.8% year on year)

The rapid adoption of TFT color LCD screens for mobile handsets boosted sales of LCD driver ICs. Sales of semiconductors for routers and other broadband networking equipment, which had been sluggish for some time, picked up.

Computing and Peripherals

Products Semiconductors for servers, workstations, personal computers, and PC peripherals.

Net sales 35.5 billion yen (up 30.2% year on year)

This segment saw significant overall year-on-year growth due to higher sales of LCD driver ICs for PC displays, system LSIs for printers and recordable DVD drives.

Consumer Electronics

Products Semiconductors for digital AV equipment and game consoles.

Net sales 26.1 billion yen (up 44.4% year on year)

Sales of consumer electronics products grew dramatically year on year, owing to higher sales of graphics processing LSIs for DVD recorders and system LSIs for digital AV equipment such as digital cameras, as well as increased sales of semiconductors for game consoles.

Automotive and Industrial

Products Semiconductors used in automobiles and industrial systems, including medical equipment.

Net sales 25.3 billion yen (up 10.5% year on year)

Sales of 32-bit microcontrollers for the automotive market pushed sales for this segment higher year on year.

Multi-market ICs

Products General purpose microcontrollers, gate arrays and multi-purpose SRAM.

Net sales 19.4 billion yen (down 12.6% year on year)

Although sales of general purpose microcontrollers improved, sales of gate arrays and multi-purpose SRAM declined, leading to a decrease in overall sales year on year.

Discrete, Optical and Microwave Devices

Products Discrete devices such as diodes and transistors; optical semiconductors such as semiconductor lasers for optical communications equipment and semiconductors for optical storage devices; and microwave semiconductors for mobile handsets and other applications.

Net sales 31.8 billion yen (up 6.2% year on year)

Sales increased year on year as a result of higher sales of optical and microwave semiconductors for DVD equipment such as optical pickup devices.

Other

Products Non-semiconductor products such as color LCDs, sold on a consignment basis by NEC Electronics' sales subsidiaries.

Net sales 6.5 billion yen (down 52.3% year on year)

Consignment sales of non-semiconductor are not part of NEC Electronics' core business, and domestic sales were halted in the second quarter of last fiscal year. Accordingly, sales in this segment shrank.

Financial Condition

Total Assets and Shareholders' Equity

	As of June 30, 2004		As of March 31, 2004	Increase (Decrease)
	Billion Yen	Million USD	Billion Yen	Billion Yen
Total assets	853.6	7,831	741.5	112.0
Shareholders' equity	382.0	3,505	371.7	10.3
Equity ratio	44.8%	44.8%	50.1%	(5.3)%
Shareholders' equity per share	3,093 yen	28.38 USD	3,010 yen	83 yen
Interest-bearing debt	161.2	1,479	91.9	69.3

Total assets at the end of the first quarter totaled 853.6 billion yen, a 112.0 billion yen increase from March 31, 2004. This was due in part to a 82.3 billion yen increase in cash and cash equivalents from the issuance of convertible bonds in the amount of 110.0 billion yen, and early repayment of long-term debts in the amount of 40.0 billion yen, as well as a 36.2 billion yen increase in property, plant and equipment with the increase in capital investments such as the 300mm wafer line.

Shareholders' equity was 382.0 billion yen, a 10.3 billion yen increase from March 31, 2004 as a result of an 8.7 billion yen increase in net income. Equity ratio decreased 5.3 percentage points from March 31, 2004 as a result of an increase in total assets.

Interest-bearing debt was 161.2 billion yen. The issuance of convertible bonds in the amount of 110.0 billion yen was offset by early repayment of long-term debts in the amount of 40.0 billion yen, resulting in a 69.3 billion yen increase from March 31, 2004.

Cash Flows

	Quarter Ended June 30, 2004		Quarter Ended June 30, 2003	Increase (Decrease)
	Billion Yen	Million USD	Billion Yen	Billion Yen
Net cash provided by operating activities	35.8	328	32.5	3.3
Net cash used in investing activities	(20.2)	(185)	(16.5)	(3.7)
Free cash flows	15.6	143	15.9	(0.4)
Net cash provided by financing activities	66.5	610	1.7	64.9
Effect of exchange rate changes on cash and cash equivalents	0.2	2	0.0	0.1
Net increase in cash and cash equivalents	82.3	755	17.6	64.6
Cash and cash equivalents at beginning of quarter	165.5	1,518	78.2	87.2
Cash and cash equivalents at end of quarter	247.7	2,273	95.8	151.9

Operating activities provided net cash of 35.8 billion yen in the first quarter, 3.3 billion yen more year on year as a result of a 2.6 billion yen increase in net income.

Investing activities used net cash of 20.2 billion yen, an increase of 3.7 billion yen year on year. This was largely the result of an increase in spending on property, plant and equipment such as capital investment in a 300mm wafer line. The foregoing resulted in free cash flows of 15.6 billion yen, 0.4 billion yen less year on year.

Financing activities provided net cash of 66.5 billion yen. The early repayment of long-term debts in the amount of 40.0 billion yen and dividend payments, offset by the issuance of convertible bonds in the amount of 110.0 billion yen, led to an overall increase of 64.9 billion yen year on year.

As a result of the above, cash and cash equivalents rose 82.3 billion yen to 247.7 billion yen.

III. Consolidated Financial Statements

Condensed Consolidated Statements of Operations

	Quarter Ended June 30, 2004			Quarter Ended June 30, 2003		Increase (Decrease)	Year Ended March 31, 2004	
	Million Yen	Million USD	% of Net Sales	Million Yen	% of Net Sales	Million Yen	Million Yen	% of Net Sales
Net sales	185,608	1,703	100.0	169,723	100.0	15,885	711,986	100.0
Cost of sales	125,558	1,152	67.6	113,863	67.1	11,695	476,069	66.9
Research and development	24,337	223	13.1	24,047	14.2	290	99,450	14.0
Selling, general, and administrative expenses	20,507	188	11.1	19,869	11.7	638	79,996	11.2
Operating income	15,206	140	8.2	11,944	7.0	3,262	56,471	7.9
Non-operating income	820	7	0.4	1,139	0.7	(319)	3,428	0.5
Interest and dividends	128	1		57		71	364	
Other	692	6		1,082		(390)	3,064	
Non-operating expenses	1,702	16	0.9	3,565	2.1	(1,863)	15,510	2.2
Interest	239	2		440		(201)	1,366	
Other	1,463	14		3,125		(1,662)	14,144	
Income before income taxes	14,324	131	7.7	9,518	5.6	4,806	44,389	6.2
Income taxes	5,801	52	3.1	3,998	2.3	1,803	17,281	2.4
Minority interest in income (losses) of consolidated subsidiaries	(147)	(1)	(0.1)	(524)	(0.3)	377	(958)	(0.1)
Net income	8,670	80	4.7	6,044	3.6	2,626	28,066	3.9

Note

1. The consolidated financial statements of NEC Electronics are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.
2. The figures for operating income shown above represent net sales minus the cost of sales, research and development, and selling, general and administrative expenses. The figure for operating income for the fiscal year ended March 31, 2004 includes gain due to the transfer of the governmental welfare component in the amount of 1,874 million yen.

Condensed Consolidated Balance Sheets

	June 30, 2004		March 31, 2004	Increase (Decrease)	June 30, 2003
	Million Yen	Million USD	Million Yen	Million Yen	Million Yen
Current assets	449,920	4,128	373,429	76,491	290,558
Cash and cash equivalents	247,713	2,273	165,460	82,253	95,840
Notes and accounts receivable, trade	104,405	958	108,234	(3,829)	90,648
Inventories	72,269	663	72,730	(461)	78,070
Other current assets	25,533	234	27,005	(1,472)	26,000
Long-term assets	403,643	3,703	368,086	35,557	354,239
Investments	10,656	98	10,040	616	9,574
Property, plant and equipment	346,814	3,182	310,600	36,214	283,075
Other assets	46,173	423	47,446	(1,273)	61,590
Total assets	853,563	7,831	741,515	112,048	644,797
Current liabilities	240,852	2,210	204,777	36,075	197,719
Short-term borrowings and current portion of long-term debt	16,027	147	15,108	919	29,226
Notes and accounts payable, trade	167,130	1,533	129,832	37,298	109,729
Other current liabilities	57,695	530	59,837	(2,142)	58,764
Long-term liabilities	226,844	2,081	160,914	65,930	194,414
Long-term debt	145,190	1,332	76,819	68,371	94,131
Accrued pension and severance costs	81,654	749	84,095	(2,441)	100,283
Minority shareholders' equity in consolidated subsidiaries	3,870	35	4,085	(215)	5,008
Shareholders' equity	381,997	3,505	371,739	10,258	247,656
Common stock	85,955	789	85,955	0	50,000
Additional paid-in capital	275,785	2,530	275,663	122	216,744
Retained earnings	35,938	330	27,268	8,670	7,716
Accumulated other comprehensive income (loss)	(15,681)	(144)	(17,147)	1,466	(26,804)
Total liabilities and shareholders' equity	853,563	7,831	741,515	112,048	644,797

	June 30, 2004		March 31, 2004	Increase (Decrease)	June 30, 2003
Interest-bearing debt	161,217	1,479	91,927	69,290	123,357
Equity ratio	44.8%	44.8%	50.1%	(5.3)%	38.4%
Debt / equity ratio	0.42 times	0.42 times	0.25 times	0.17 times	0.50 times

	June 30, 2004		March 31, 2004	Increase (Decrease)	June 30, 2003
Composition of other comprehensive income (loss)					
Foreign currency translation adjustments	2,341	22	1,696	645	5,437
Minimum pension liability adjustment	(21,427)	(197)	(21,831)	404	(33,707)
Unrealized gains (losses) on marketable securities	3,416	31	2,957	459	1,406
Unrealized gains (losses) on derivative financial instruments	(11)	(0)	31	(42)	60

Condensed Consolidated Statements of Cash Flows

	Quarter Ended June 30, 2004		Quarter Ended June 30, 2003	Increase (Decrease)	Year Ended March 31, 2004
	Million Yen	Million USD	Million Yen	Million Yen	Million Yen
I. Cash flows from operating activities					
Net income	8,670	80	6,044	2,626	28,066
Adjustments to reconcile net income to net cash provided by operating activities					
Depreciation and amortization	21,352	196	18,336	3,016	82,392
(Increase) decrease in notes and accounts receivable, trade	5,260	48	33,883	(28,623)	10,381
(Increase) decrease in inventories	349	3	(749)	1,098	2,323
Increase (decrease) in notes and accounts payable, trade	(1,724)	(16)	(22,828)	21,104	(16,634)
Other, net	1,888	17	(2,234)	4,122	13,793
Net cash provided by operating activities	35,795	328	32,452	3,343	120,321
II. Cash flows from investing activities					
Proceeds from sales of property, plant and equipment	340	3	399	(59)	1,685
Additions to property, plant and equipment	(24,671)	(226)	(9,272)	(15,399)	(86,764)
Proceeds from sales of marketable securities	0	0	79	(79)	1,765
(Increase) decrease in loans receivable	3,954	36	(7,131)	11,085	(3,970)
Other, net	164	2	(594)	758	(4,692)
Net cash used in investing activities	(20,213)	(185)	(16,519)	(3,694)	(91,976)
Free cash flows (I + II)	15,582	143	15,933	(351)	28,345
III. Cash flows from financing activities					
Net proceeds from (repayments of) borrowings	68,907	632	1,350	67,557	(27,395)
Dividends paid	(2,399)	(22)	0	(2,399)	0
Other, net	(1)	(0)	304	(305)	87,865
Net cash provided by financing activities	66,507	610	1,654	64,853	60,470
Effect of exchange rate changes on cash and cash equivalents	164	2	37	127	(1,571)
Net increase in cash and cash equivalents	82,253	755	17,624	64,629	87,244
Cash and cash equivalents at beginning of quarter	165,460	1,518	78,216	87,244	78,216
Cash and cash equivalents at end of quarter	247,713	2,273	95,840	151,873	165,460

Segment Information

Breakdown of Net Sales by Region

	Quarter Ended June 30, 2004			Quarter Ended June 30, 2003		Increase (Decrease)	Year Ended March 31, 2004	
	Million Yen	Million USD	% of Total	Million Yen	% of Total	% Change	Million Yen	% of Total
Japan	108,086	992	58.2	106,469	62.8	1.5	426,260	59.9
United States of America	22,453	206	12.1	16,694	9.8	34.5	74,845	10.5
Europe	19,065	175	10.3	18,866	11.1	1.1	75,764	10.6
Asia	36,004	330	19.4	27,694	16.3	30.0	135,117	19.0
Total	185,608	1,703	100.0	169,723	100.0	9.4	711,986	100.0

Breakdown of Profit / Loss by Region

	Quarter Ended June 30, 2004			Quarter Ended June 30, 2003		Increase (Decrease)	Year Ended March 31, 2004	
	Million Yen	Million USD	% of Total	Million Yen	% of Total	Million Yen	Million Yen	% of Total
Japan	10,664	98	70.2	10,536	88.2	128	43,266	76.6
United States of America	2,008	19	13.2	121	1.0	1,887	4,559	8.1
Europe	446	4	2.9	610	5.1	(164)	2,321	4.1
Asia	2,088	19	13.7	677	5.7	1,411	6,325	11.2
Total	15,206	140	100.0	11,944	100.0	3,262	56,471	100.0

Breakdown of Net Sales by End-Market Application

	Quarter Ended June 30, 2004			Quarter Ended June 30, 2003		Increase (Decrease)		Year Ended March 31, 2004	
	Million Yen	Million USD	% of Net Sales	Million Yen	% of Net Sales	Million Yen	% Change	Million Yen	% of Net Sales
Communications	41,055	377	22.1	35,773	21.1	5,282	14.8	152,299	21.4
Computing and peripherals	35,519	326	19.1	27,283	16.1	8,236	30.2	138,227	19.4
Consumer electronics	26,070	239	14.0	18,058	10.6	8,012	44.4	88,294	12.4
Automotive and industrial	25,325	232	13.6	22,928	13.5	2,397	10.5	90,707	12.7
Multi-market ICs	19,388	178	10.4	22,188	13.1	(2,800)	(12.6)	79,988	11.2
Discrete, optical, and microwave devices	31,776	291	17.3	29,927	17.6	1,849	6.2	122,095	17.2
Subtotal	179,133	1,643	96.5	156,157	92.0	22,976	14.7	671,610	94.3
Other	6,475	60	3.5	13,566	8.0	(7,091)	(52.3)	40,376	5.7
Total	185,608	1,703	100.0	169,723	100.0	15,885	9.4	711,986	100.0

Capital Expenditures and R&D Expenses

	Quarter Ended June 30, 2004		Quarter Ended June 30, 2003	Increase (Decrease)	Year Ended March 31, 2004
	Million Yen	Million USD	Million Yen	Million Yen	Million Yen
Capital expenditures	59,643	547	13,066	46,577	103,034
Depreciation and amortization	21,352	196	18,336	3,016	82,392
R&D expense	24,337	223	24,047	290	99,450

Note
Capital expenditures refer to payments for tangible assets, excluding software.

Forward-Looking Statements

The statements in this press release with respect to the plans, strategies and financial outlook of NEC Electronics and its consolidated subsidiaries (collectively "NEC Electronics") are forward-looking statements involving risks and uncertainties. We caution you in advance that actual results may differ materially from such forward-looking statements due to several important factors including, but not limited to, general economic conditions in our markets, which are primarily Japan, North America, Asia, and Europe; demand for, and competitive pricing pressure on, products and services in the marketplace; ability to continue to win acceptance of products and services in these highly competitive markets; and fluctuations in currency exchange rates, particularly between the yen and the U.S. dollar. Among other factors, downturn of the world economy; deteriorating financial conditions in world markets, or deterioration in domestic and overseas stock markets, may cause actual results to differ from the projected results forecast.

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 26 subsidiaries worldwide including NEC Electronics America, Inc. (www.necelam.com) and NEC Electronics (Europe) GmbH (www.ee.nec.de). For additional information about NEC Electronics worldwide, visit www.necel.com.

###

NEWS RELEASE

NEC

Media Contacts
Hisashi Saito / Sophie Yamamoto
NEC Electronics Corporate Communications
+81 44-435-1664
press@necel.com

Investor Contacts
Hiro Nakanishi / Yuko Kimoto / Taro Kusakabe
NEC Electronics Investor Relations
+81 44-435-1664
ir@necel.com

Determination of Final Terms of Stock Acquisition Rights

KAWASAKI, Japan, July 12, 2004 — NEC Electronics Corporation (the "Company") announced the price to be paid in per share upon exercise of stock acquisition rights ("Stock Acquisition Rights"), the issuance of which was approved at the Company's 2nd Ordinary General Meeting of Shareholders and the Meeting of the Board of Directors held on June 25, 2004.

Date of Issuance:

July 9, 2004

Exercise Price (Price to be paid in per share upon exercise of the Stock Acquisition Rights):

7,044 yen

Aggregate amount to be paid upon exercise of the Stock Acquisition Right:

528.3 million yen

Amount of paid-in capital per share of common stock, to be upon exercise of Stock Acquisition Right:

3,522 yen

Date of meeting of board of directors to propose an agenda for the authorization to issue Stock Acquisition Rights at the 2nd Ordinary General Meeting of Shareholders:

April 27, 2004

Aggregate number of Stock Acquisition Rights to be issued:

750

Class and number of shares to be issues or transferred upon exercise of Stock Acquisition Rights:

75,000 shares of common stock of the Company (100 shares per Stock Acquisition Right)

— more —

Issuance price of Stock Acquisition Rights:

None

Period during which Stock Acquisition Rights may be exercised:

July 9, 2006 to July 8, 2008

Aggregate number of Stock Acquisition Rights to be issued:

29 directors, officers, and employees of the Company and its subsidiaries

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 26 subsidiaries worldwide including NEC Electronics America, Inc. (www.necelam.com) and NEC Electronics (Europe) GmbH (www.ee.nec.de). For additional information about NEC Electronics worldwide, visit www.necel.com.

# # #

NEWS RELEASE

NEC

Media Contacts
Hisashi Saito / Sophie Yamamoto
NEC Electronics Corporate Communications
+81 44-435-1664
press@necel.com

Investor Contacts
Hiro Nakanishi / Yuko Kimoto / Taro Kusakabe
NEC Electronics Investor Relations
+81 44-435-1664
ir@necel.com

NEC Electronics to Grant Stock Acquisition Rights for Stock Option

KAWASAKI, Japan, July 7, 2004 — NEC Electronics Corporation (the "Company") announced the issuance of stock acquisition rights ("Stock Acquisition Rights") under specifically favorable conditions to persons other than its shareholders for the purpose of granting stock options, in accordance with the resolutions approved at the Company's 2nd Ordinary General Meeting of Shareholders and the Meeting of the Board of Directors, both of which were held on June 25, 2004. Details are outlined below.

I. Purpose of Implementing Stock Option Plan and Reason for Issuing Stock Acquisition Rights under Specifically Favorable Conditions to Persons Other than Shareholders

To further motivation for improvement of NEC Electronics Group's business performance as well as to promote the management of the company to be more conscious of shareholder value, the Company will issue the Stock Acquisition Rights under specifically favorable conditions to persons other than its shareholders. Since the purpose of this issuance is to grant stock options, the Stock Acquisition Rights will be issued without any consideration, and the amount to be paid in for the exercise of each Stock Acquisition Rights shall be determined on the basis of the market value of shares of common stock of the Company at the time of issuance of the Stock Acquisition Rights.

II. Overview of Issuance of Stock Acquisition Rights

1. Person to whom Stock Acquisition Rights will be allotted ("Qualified Person")
Directors, officers and employees of the Company and its subsidiaries.

2. Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights
75,000 shares of common stock of the Company.

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The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right ("Number of Granted Shares") shall be 100 shares. However, in the event that the Number of Granted Shares is to be adjusted in accordance with Item 3 below, the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be adjusted to the Number of Granted Shares multiplied by the aggregate number of Stock Acquisition Rights to be issued.

3. Aggregate number of Stock Acquisition Rights to be issued
750
(1) In the event of a stock split or consolidation of the Company's shares of common stock, the Number of Granted Shares shall be adjusted according to the following formula:
Number of Granted Shares after adjustment = Number of Granted Shares before adjustment x Ratio of the split or consolidation.
(2) The Number of Granted Shares shall be adjusted to the extent reasonable and necessary, in the event of merger, company separation or reduction in capital of the Company and in other events similar thereto where an adjustment of the Number of Granted Shares is required.
(3) The adjustment in Item (1) or (2) above shall be made only to the Stock Acquisition Rights which have not been exercised at the relevant time, and any fraction less than one (1) share resulting from such adjustment shall be discarded.

4. Issuance price of Stock Acquisition Rights
None

5. Amount to be paid upon exercise of Stock Acquisition Rights
The price to be paid in per share upon exercise of the Stock Acquisition Rights (the "Exercise Price") shall be equal to the price obtained by multiplying 1.05 the average of the closing prices in regular trading of the shares of the Company on the Tokyo Stock Exchange on each day (except the days on which no sales took place) during the month immediately preceding the month in which the Stock Acquisition Rights are issued, with fractional amounts of less than one (1) yen resulting from this calculation to be rounded up to one (1) yen; provided, however, that, if the Exercise Price so calculated shall be less than the closing price of the shares of the Company on the date immediately preceding the date of issue of the Stock Acquisition Rights ("the Issue Date") (if the closing price does not exist on such date, the closing price on the date immediately preceding such date), such closing price shall be the Exercise Price. In the event of a stock split or consolidation of the Company's common stock on or after the Issue Date, the Exercise Price shall be adjusted

according to the following formula, with fractional amounts of less than one (1) yen resulting from this adjustment to be rounded up to one (1) yen:

$$\text{Exercise Price after adjustment} = \text{Exercise Price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

In addition, the Exercise Price shall be adjusted to the extent reasonable and necessary, in the event of merger, company separation or reduction in capital of the Company and in other events similar thereto where an adjustment of the Exercise Price is required.

6. Period during which Stock Acquisition Rights may be exercised

The Stock Acquisition Rights may be exercised from July 9, 2006 to July 8, 2008. However, if the final day of the period of exercise falls on a Company holiday, the final day shall be the business day before such a holiday.

7. Conditions of exercise of Stock Acquisition Rights

(1) Each Stock Acquisition Right shall not be exercised in part.

(2) The Stock Acquisition Rights shall not be exercised on or after the approval by the General Meeting of Shareholders of a merger agreement in which the Company is not the surviving company.

(3) The Stock Acquisition Rights shall not be exercised on or after the approval by the General Meeting of Shareholders of a share exchange agreement or matters concerning share transfer in which the Company will become a wholly-owned subsidiary of another company

(4) For the fiscal year ended March 31, 2005, the Company must record income before income taxes of 55 billion yen or more, on a consolidated basis.

(5) The Qualified Person must continuously be a director, officer or employee of the Company or its subsidiaries up to and through the time that his/her Stock Acquisition Rights are exercised, provided, however, that: (a) if the Qualified Person ceases to be a director, officer or employee of the Company or its subsidiaries during the Exercise period for reasons other than involuntary termination for cause, the Qualified Person may exercise the Stock Acquisition Rights for a period limited to one year from the day (inclusive) on which he/she ceases to be a director, officer or employee of the Company or its subsidiaries; (b) in case that the Qualified Person ceases to be a director, officer or employee of the Company or its subsidiaries during the period of one year from April 1, 2005 (inclusive) to July 8, 2006 (inclusive) for reasons other than involuntary termination

for cause or his/her voluntary termination, the Qualified Person may exercise the Stock Acquisition Rights for a period of one year from July 9, 2006 (inclusive); and (c) in case that the Qualified Person ceases to be a director, officer or employee of the Company or its subsidiaries due to his/her death, the exercise by persons inheriting the Stock Acquisition Rights in question shall be permitted for the same period as stated in (a) or (b) above, as applicable.

8. Cancellation of Stock Acquisition Rights
No event or condition of cancellation shall be determined.

9. Restriction on transfer of Stock Acquisition Rights
The Stock Acquisition Rights are nontransferable, unless such transfer is expressly approved by the Board of Directors of the Company; provided, however, that such transfer shall be subject to further restrictions provided for in the Agreement concerning allocation of the Stock Acquisition Rights between the Company and Qualified Persons.

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 26 subsidiaries worldwide including NEC Electronics America, Inc. (www.necelam.com) and NEC Electronics (Europe) GmbH (www.ee.nec.de). For additional information about NEC Electronics worldwide, visit www.necel.com.

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NEWS RELEASE

RECEIVED
2004 AUG -3 A 6:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEC

Media Contact:
Sophie Yamamoto
NEC Electronics Corporation
+81 44-435-1664
sophie.yamamoto@necel.com

Changes in NEC Electronics' Board of Directors and Board of Corporate Auditors

KAWASAKI, Japan, July 7, 2004 — NEC Electronics Corporation (TSE: 6723) announces the following changes to its Board of Directors and Board of Corporate Auditors, approved at the shareholders' meeting on June 25, 2004.

Joining the Board of Directors

Hideto Goto	Senior Vice President and Member of the Board Formerly Senior Vice President
Toshio Nakajima	Member of the Board Serves concurrently as President of NEC Electronics America, Inc.

Resigning from the Board of Directors

Kyoji Yamamoto	Executive Vice President and Member of the Board Plans to assume advisory role after resigning from the Board

Joining the Board of Corporate Auditors

Norio Tanoue	Corporate Auditor Serves concurrently as Senior Assistant to Kaoru Yano, Senior Executive Vice President and Member of the Board, NEC Corporation
Keiji Suzuki	Corporate Auditor Formerly Senior Vice President
Shigeo Matsumoto	Corporate Auditor Serves concurrently as Corporate Auditor, NEC Corporation

Resigning from the Board of Corporate Auditors

Jiro Takashima	Plans to assume advisory role after resigning from the Board
Akio Kurosaka	Plans to assume advisory role after resigning from the Board
Yasuo Matoi	

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About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 26 subsidiaries worldwide including NEC Electronics America, Inc. (www.necelam.com) and NEC Electronics (Europe) GmbH (www.ee.nec.de). For additional information about NEC Electronics worldwide, visit www.necel.com.

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NEWS RELEASE

NEC

Press Contact:
Sophie Yamamoto
NEC Electronics Corporation
+81-44-435-1664
press@necel.com

NEC Electronics Announces Establishment of New Subsidiary, NEC Fabserve

KAWASAKI, Japan, July 2, 2004 — NEC Electronics Corporation (TSE:6723) today announced the establishment of a new wholly-owned subsidiary, NEC Fabserve, Ltd. The new company, located in Sagamihara, Japan, will offer advanced services in the areas of prototyping, volume production, and equipment maintenance, assuming functions previously fulfilled by NEC Electronics' ULSI Manufacturing Engineering Division and Advanced SoC Line Operation Division. NEC Fabserve has approximately 1,300 employees. Annual sales are projected to reach approximately 22.0 billion yen for the fiscal year ending March, 2005. This reorganization is part of NEC Electronics' initiative aimed at improving management efficiency.

Specifically, NEC Fabserve will provide prototyping services, including advanced process fabrication; volume production-related services such as dispatching employees to help launch new manufacturing lines; and equipment related services such as development, sales, and maintenance of equipment and components. By establishing a new subsidiary to focus on these advanced manufacturing skills and services, NEC Electronics will improve its ability to provide semiconductor solutions with improved management efficiency.

"Our goal is to help customers negotiate the bridge between semiconductor development and manufacturing, by offering specialized skills and know-how that bring added value to their businesses," said Naoaki Yasumi, President of NEC Fabserve. "We look forward to providing superior service and support to our valued customers."

NEC Fabserve at a Glance

Name:	NEC Fabserve, Ltd.
Location:	Sagamihara, Japan
President:	Naoaki Yasumi
Establishment:	July 1, 2004
Stock capital:	310 million yen
Employees:	Approximately 1,300
Sales:	Approximately 22.0 billion yen (Forecast for fiscal year ending March 2005)
Major operations:	1) Prototyping services, including advanced process fabrication

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2) Volume production services such as establishment of new process lines and contract production
3) Equipment-related services such as development, sales, and maintenance of equipment and components

About NEC Electronics Corporation

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and platform solutions for a wide range of customer applications. NEC Electronics Corporation has 26 subsidiaries worldwide including NEC Electronics America, Inc. (www.necelam.com) and NEC Electronics (Europe) GmbH (www.ee.nec.de). For additional information about NEC Electronics worldwide, visit www.necel.com.

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